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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            CREDIT DEPOT CORPORATION
                              (Name of the Issuer)

                            Credit Depot Corporation
                        (Name of Person Filing Statement)

                         9% Convertible Preferred Stock
                          10% Convertible Secured Notes
                        (Title of Classes of Securities)

                                 Not Applicable
                     (CUSIP Number of Classes of Securities)

                               Gerald F. Sullivan
                               700 Wachovia Center
                           Gainseville, Georgia 30501
                                 (770) 531-9927
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Sheldon E. Misher, Esq.
                      Bachner, Tally, Polevoy & Misher LLP
                               380 Madison Avenue
                            New York, New York 10017
                                 (212) 687-7000

                               September 23, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

         Transaction Valuation *                     Amount of Filing Fee
              Not Applicable                              Not Applicable


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[ ]      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

         Amount Previously Paid:                     Not Applicable
         Form or Registration No.:                   Not Applicable
         Filing Party:                               Not Applicable
         Date Filed:                                 Not Applicable

Preliminary Note: References in this Schedule to the "Offering Circular" and the "Letter of Transmittal" are to the Offering Circular dated September 23, 1997 (the "Offering Circular") and the Letter of Transmittal dated September 23, 1997 (the "Letter of Transmittal"), filed herewith as Exhibits (a)(1) and (a)(2), respectively.

Item 1.  Security and Issuer.

(a) The issuer of the securities to which this statement relates is Credit Depot Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 700 Wachovia Center, Gainseville, Georgia 30501.

(b) The information required by this sub-item may be found on the Outside Front Cover Page of the Offering Circular and under the following headings in the Offering Circular: "The Conversion Offer" and "The Conversion Offer -- Conditions of the Conversion Offer." Such information is incorporated herein by reference.

(c) See "Comparative Market Prices" in the Offering Circular and the Issuer's Annual Report on Form 10-KSB for the year ended June 30, 1996, included as Appendix A to the Offering Circular, incorporated herein by reference.

(d)      Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

(a) See "The Conversion Offer" in the Offering Circular, incorporated herein by reference.

(b) (1)  Not applicable.

(b) (2)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         See "Background of the Conversion Offer -- Reasons for the Conversion Offer" in the Offering Circular, incorporated herein by reference. The shares of Preferred Stock surrendered to the Issuer on the conversion thereof into shares of Common Stock shall upon appropriate filing



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and recording to the extent required by law, have the status of authorized and unissued shares of Preferred Stock.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) See "Background of the Conversion Offer" and "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

         (f)      Not applicable.

         (g)      Not applicable.

         (h) See "Considerations Applicable to Holders of Preferred Stock and Notes Who Do Not Convert in Connection with this Conversion Offer -- Possible Delisting of Securities from the Nasdaq Stock Market" in the Offering Circular, incorporated herein by reference.

         (i)      Not applicable.

         (j)      Not applicable.

Item 4.  Interest in Securities of the Issuer.

         Neither the Issuer nor to the best of its knowledge, any of the other persons covered by Item 4 of this Schedule has effected any transaction in the Preferred Stock or Notes during the 40 business days preceding the date of the Offering Circular.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         See "Payment of Expenses," of the Offering Circular which is incorporated by reference herein.

Item 6.  Persons Retained, Employed or to be Compensated.

         The Conversion Offer is being made by the Issuer in reliance on the exemption from the Securities Act registration requirements afforded by Section 3(a)(9) thereof. Therefore, the Issuer has not employed or retained and will not compensate any persons to make solicitations or recommendations in connection with the Conversion Offer. See "The Conversion Offer,"



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"Conversion Offer Procedures" and "Payment of Expenses" in the Offering
Circular, incorporated herein by reference.


Item 7.  Financial Information.

(a)(1) See the Issuer's Annual Report on form 10-KSB for the year ended June 30, 1996, included as Appendix A to the Offering Circular and incorporated herein by reference and the Issuers Report on Form 8-K which includes the Company's financial statements for the fiscal year ended June 30, 1997, included as Appendix C to the Offering circular and incorporated herein by reference.

(a)(2) See the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, included as Appendix B to the Offering Circular and incorporated herein by reference.

(a)(3) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

(a)(4) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

(b) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

Item 8.  Additional Information.

(a)      Not applicable.

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(e) The Offering Circular, including the Appendices thereto, and the Letter of Transmittal should be read in their entirety and are incorporated herein by reference.


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Item 9.  Material to Be Filed as Exhibits.

Description

(a)(1) -   Offering Circular dated September 23, 1997.
(a)(2) - Form of Conversion Notice and Letter of Transmittal dated September 23, 1997.
(a)(3) -   Form of Notice of Guaranteed Delivery.
(a)(4) -   Consent of Holders of 9% Cumulative Convertible Preferred Stock
(a)(5) -   Consent of Holders of 10% Convertible Secured Notes
(b) -      Not applicable.
(c) -      Not applicable.
(d) -      Not applicable.
(e) -      Not applicable.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 1997                       CREDIT DEPOT CORPORATION

                                               By  /s/ Gerald F. Sullivan
                                                   -----------------------------
                                                   Gerald F. Sullivan, President


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                                  EXHIBIT INDEX

Exhibit Number                        Description

(a)(1) -   Offering Circular dated September 23, 1997.
(a)(2) - Form of Conversion Notice and Letter of Transmittal dated September 23, 1997.
(a)(3) -   Form of Notice of Guaranteed Delivery.
(a)(4) -   Consent of Holders of 9% Cumulative Convertible Preferred Stock
(a)(5) -   Consent of Holders of 10% Convertible Secured Notes
(b) -      Not applicable.
(c) -      Not applicable.
(d) -      Not applicable.
(e) -      Not applicable.



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